Provident Energy Announces Executive Appointment News Release # 16-05 June 28, 2005

CALGARY, ALBERTA - Provident Energy Trust is pleased to announce the appointment of Dan O’Byrne to the newly-created position of Executive Vice President, Operations, and Chief Operating Officer. Dan will be responsible for Provident’s Canadian oil & gas production, U.S. oil & gas production, and midstream operations.

“Dan brings to Provident over 25 years of diverse experience in the international and North American oil industry,” said Provident President Randy Findlay. “We are certain to benefit from his experience and look forward to having him on board.”

“Dan’s strong technical background and exceptional leadership skills will be key as we continue on our path toward achieving operational excellence,” said Provident Chief Executive Officer Tom Buchanan.

Mr. O’Byrne holds a Bachelor of Science degree from the University of Alberta and a Master of Business Administration degree from the University of Western Ontario. He began his career with Canada-Cities Service Ltd., and most recently held the position of Vice President, Technical Services, at Nexen Inc. He will begin work at Provident on July 18, 2005.

Provident Energy Trust is a Calgary-based, open-ended energy trust that owns and manages oil and gas production businesses and a midstream services business. Provident’s energy portfolio is located in some of the more stable and predictable producing regions in Western Canada, Southern California and Wyoming. Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the American Stock Exchange under the symbols PVE.UN and PVX, respectively.

For more information please contact: Patricia Lew Investor Relations and Communications Analyst Phone: (403) 231-2506 Email: info@providentenergy.com	Corporate Head Office: 800, 112 - 4th Avenue S.W. Calgary, Alberta T2P 0H3 Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 261-6696 www.providentenergy.com